Exhibit 6

TRA. 2746-06/N

You are hereby requested in your capacity as Notary Public to enter in your Notarial Record Book one evidencing the Stock Purchase Agreement (the “Stock Purchase Agreement”) entered into by and between Luis RODRIGUEZ MARIÁTEGUI CANNY, identified by National Identity Card (DNI) 08798881, and Jaime RODRIGUEZ MARIÁTEGUI BLUME, identified by National Identity Card (DNI) 09389280, with principal place of business for the purposes hereof at Calle La Joya 175, Tambo de Monterrico, Surco (hereinafter jointly referred to as the “SELLERS”), and MINERA PERÚ COPPER S.A., identified by Tax ID Number (RUC) 20506675457, with principal place of business for the purposes hereof at Av. San Borja Norte 1302, San Borja, acting by and through Charles GRAHAM PREBLE, identified by Alien Registration Card (CE) 000084967 and H. Eric PEITZ identified by Alien Registration Card (CE) 000190392, as per powers of attorney filed on Entry 11532703 of the Registry of Companies in and for Lima and El Callao (hereinafter the “PURCHASER”).

Also participating in this Stock Purchase Agreement are Luis RODRÍGUEZ MARIATEGUI PROAÑO, identified by National Card (DNI) 09144124, with principal place of business for the purposes hereof at Calle Miguel Aljovfn 530, Surco, acting by and through Luis RODRÍGUEZ MARIÁTEGUI CANNY, identified by National Identity Card (DNI) 08798881, as per powers of attorney filed on Entry 11035745 of the Registry of Mandates in and for Lima and El Callao, and Jaime RODRÍGUEZ MARIÁTEGUI PROAÑO, identified by National Identity Card (DNI) 09154499, with principal place of business for the purposes hereof at Av. José Gálvez Barrenechea 925, San Borja (hereinafter jointly referred to as the “AGENTS”), in order to have on record their acceptance of the obligations resulting from their position and to guarantee jointly and indistinctly the obligations of the SELLERS, pursuant to this Stock Purchase Agreement.

Also participating in this Stock Purchase Agreement is SOCIEDAD MINERA AUSTRIA DUVAZ S.A.C., identified by Tax ID Number (RUC) 20100102171, with principal place of business for the purposes hereof at Av. José Gálvez Barrenechea 925, San Borja, acting by and through Jaime RODRÍGUEZ MARIÁTEGUI PROANO, identified by National Identity Card (DNI) 09154499 and Gonzalo RODRÍGUEZ MARIÁTEGUI CANNY, identified by National Identity Card (DNI) 09877652, as per powers of attorney filed on Entry 11392644 of the Registry of Companies in and for Lima and El Callao, and specifically in the minutes of the Shareholders Meeting of SOCIEDAD MINERA AUSTRIA DUVAZ S.A.C., dated March 14, 2006 (hereinafter “DUVAZ”) in order to express its agreement with all the representations and provisions that establish the obligations that require to be fulfilled.

Also participating in this Stock Purchase Agreement are María Josefa CANNY CASTRO, identified, National Identity Card (DNI) 09144123, spouse of Luis RODRÍGUEZ MARIÁTEGUI PROAÑO, acting by and through Luis RODRIGUEZ MARIATEGUI CANNY, identified by National Identity Card (DNI) 08798881, as per powers of attorney filed in Entry 11035745 of the Registry Mandates in and for Lima and El Callao; Gladys María BLUME MAZZINI, identified by National Identity Card (DNI) 08802895, spouse of Jaime RODRÍGUEZ MARIÁTEGUI PROAÑO; and

Melissa Gabriela PATRONI DEDEKIND, identified by National Identity Card (DNI) 10308801, spouse of Jaime RODRÍGUEZ MARIÁTEGUI BLUME; for the purpose of expressing their approval and consent to each and every one of the terms and conditions hereof.

This Stock Purchase Agreement is entered into under the following terms and conditions:

ONE: Recitals

1.1                                 On March 16, 2006, DUVAZ, the AGENTS, the SELLERS and the PURCHASER entered into a Master Agreement (the “Master Agreement”).

Said Master Agreement regulates, among other things, the conditions that shall be included in this Stock Purchase Agreement. In this connection, this Stock Purchase Agreement is entered into as part of a global agreement between DUVAZ, the AGENTS, the SELLERS and the PURCHASER.

1.2                                 By virtue of the commitment to contract contained in the Master Agreement, the PURCHASER has delivered to the SELLERS the total amount of US$1,000,000 (One Million US Dollars) as security deposit for this transaction.

1.3                                 On April 3, 2006, MINERA CENTENARIO S.A.C. (“CENTENARIO”) was incorporated; its capital stock has been fully subscribed and paid-up by the SELLERS and the PURCHASER, as described hereinbelow.

As regulated in the Master Agreement, certain mining concessions, surface rights and other assets detailed in Exhibit B of the Master Agreement and also described in Exhibit A hereof (the “Assets”) as well as certain liabilities detailed in Exhibit C of the Master Agreement and also described in Exhibit B hereof (the “Liabilities”) that currently form part of DUVAZ’s equity, have been contributed to CENTENARIO.

It is expressly placed on record that the equity block contributed to CENTENARIO has a negative value, for which reason the capital stock of CENTENARIO has not been increased and no shares have been issued in favour of DUVAZ.

1.4                                 Likewise, as from the date of execution of the Master Agreement, the PURCHASER has carried out a due diligence process on certain mining concessions, surface rights and other assets owned by DUVAZ. As a result of said due diligence, the PURCHASER has decided to enter into the Option Agreement (the “Option Agreement”) set forth in the Master Agreement.

Moreover, concurrently with the execution of the Option Agreement, the SELLERS and the PURCHASER enter into a Royalties Agreement pursuant to the Model Agreement contained in Exhibit G of the Master Agreement.

Likewise, the SELLERS and the PURCHASER agree to enter into this Stock Purchase Agreement.

TWO: The Subject Matter of the Sale

The capital stock of CENTENARIO is divided into ten thousand (10,000) shares, which in turn are divided into nine thousand nine hundred (9900) Class “A” Shares and one hundred (100) Class “B” shares. One hundred percent (100%) of the shares of stock of CENTENARIO are subscribed by the SELLERS and the PURCHASER as follows:

2.1                                 Four thousand nine hundred and fifty (4,950) Class “A” shares fully subscribed and paid-up by Luis RODRÍGUEZ MARIÁTEGUI CANNY, representing fifty percent (50%) of the Class “A” shares issued by CENTENARIO, and forty-nine point five percent (49.5%) of the capital sock of CENTENARIO.

2.2                                 Four thousand nine hundred and fifty (4,950) Class “A” shares fully subscribed and paid-up by Jaime RODRÍGUEZ MARIÁTEGUI BLUME, representing fifty percent (50%) of the Class “A” shares issued by CENTENARIO and forty-nine point five percent (49.5%) of the capital stock of CENTENARIO.

The Class “A” shares mentioned in Points 2.1 and 2.2, owned by the SELLERS, shall be hereinafter referred to as the “Class “A” Shares” and represent the subject matter of this Stock Purchase Agreement.

2.3                                 One hundred (100) Class “B” shares fully subscribed and paid-up by the PURCHASER, representing one hundred percent (100%) of the Class “B” shares issued by CENTENARIO and one percent (1%) of the capital stock of CENTENARIO (the “Class “B” Shares”).

THREE: Purpose of the Stock Purchase Agreement

The SELLERS hereby transfer to the PURCHASER, and the PURCHASER hereby acquires from the SELLERS, the ownership rights over one hundred percent (100%) of the Class “A” Shares, at the price established in Article Four and subject to all other terms and conditions set forth herein.

As a result of the transfer of the ownership rights over the Class “A” Shares, the PURCHASER shall become the sole owner of one hundred percent (100%) of the Class “A” shares of stock of CENTENARIO.

FOUR:   Price and Form of Payment

4.1                                 In consideration for the transfer of the Class “A” Shares, the parties agree to set the price of US$8,000,000 (Eight Million US Dollars) which shall be distributed between the SELLERS in equal proportion.

4.2                                 The parties hereto establish that the amount of US$1,000,000 (One Million US Dollars) paid by the PURCHASER to the SELLERS as earnest money is applied to the partial payment of the price agreed in the foregoing point.

In this regard, the price balance of US$7,000,000 (Seven Million US Dollars) shall be paid as follows:

(i)                                     US$1,000,000 (One Million US Dollars) upon execution of the notarially recorded instrument originated by this Stock Purchase Agreement; without prejudice to the provisions set forth in Point 4.3 of this Article;

(ii)                                  US$1,000,000 (One Million US Dollars) at the time the Option Agreement is registered in each one of the filing entries of the mining concessions, detailed in Exhibit A to the Master Agreement, with the exception of (i) mining concession “Calabaza” which is under a co-ownership system as detailed in Point 5.1 of the Option Agreement, and (ii) mining concessions “Grancero”, “Lola” and “Pobre Diablo” that are owned by the mining companies detailed in Points 5.1 to 5.4 of the Option Agreement;

(iii)                               US$1,666,666.66 (One Million Six Hundred Sixty-Six Thousand Six Hundred Sixty-Six and 66/100 US Dollars) upon expiry of a term of one (1) year after the execution of the notarially recorded instrument originated by this Stock Purchase Agreement, provided that the Option Agreement has been registered in each one of the filing entries of the mining concessions listed in Exhibit A to the Master Agreement; with the exception of (i) mining concession “Calabaza”, which is under a co-ownership system as detailed in Point 5.1 of the Option Agreement , and (ii) mining concessions “Grancero”, “Lola” and “Pobre Diablo” that are owned by the mining companies detailed in Points 5.1 to 5.4 of the Option Agreement;

(iv)                              US$1,666,666.67 (One Million Six Hundred Sixty-Six Thousand Six Hundred Sixty-Six and 67/100 US Dollars) upon expiry of a term of two (2) years after the execution of the notarially recorded instrument derived from this Stock Purchase Agreement, provided that the Option Agreement has been registered in each one of the filing entries of the mining concessions, listed in Exhibit A to the Master Agreement; with the exception of (i) mining concession “Calabaza”, which is under a co-ownership system as detailed in Point 5.1 of the Option Agreement, and (ii) mining concessions “Grancero”, “Lola” and “Pobre Diablo” that are owned by the Mining Companies detailed in Points 5.1 to 5.4 of the Option Agreement;

(v)                                 US$1,666,666.67 (One Million Six Hundred Sixty-Six Thousand Six Hundred Sixty-Six and 67/100 US Dollars) upon expiry of the three (3) year term, as from the execution of the notarially recorded instrument originated by this Stock Purchase Agreement, provided that the Option

Agreement has been registered in each one of the filing entries of the mining concessions listed in Exhibit A of the Master Agreement, with the exception of (i) mining concession “Calabaza”, which is under a co-ownership system as detailed in Point 5.1 of the Option Agreement, and (ii) mining concessions “Grancero”, “Lola” and “Pobre Diablo” that are owned by the mining companies detailed in Points 5.1 to 5.4 of the Option Agreement;

The parties hereto agree that the term granted for the payment of the installments corresponding to the balance price, shall not generate any type of interest, without prejudice to the provisions set forth in Article 8 hereof.

Likewise, the parties hereto agree that each one of the payments shall be made by means of two (2) cashier’s checks drawn in favour of each one of the SELLERS, by a renowned institution of the financial system

4.3                                 The cashier’s check for the first payment referred to in Point 4.2, Item (i) above shall be deposited by the PURCHASER with the Notary Public in and for Lima designated by the PURCHASER, upon execution of the Option Agreement.

The SELLERS may withdraw the cashier’s checks deposited with the Notary Public in and for Lima once the following conditions precedent have been met:

(i)                                     That the transfer of the ownership rights of over one hundred percent (100%) of the Class “A” Shares in favour of the PURCHASER has been evidenced and entered into the Share Register of CENTENARIO;

(ii)                                  That the notarially recorded instrument derived from the Option Agreement has been executed;

(iii)                               That the ownership rights of CENTENARIO over the mining concessions listed in Exhibit B of the Master Agreement have been registered in each one of the filing entries, with the exception of (i) mining concessions “Juanita” and “Pilar” owned by the mining companies listed in Points 6.1 and 6.2 hereof; and (ii) mining concessions “Maria Celina” and “La Demócrata” which are under a co-ownership system, as detailed in Points 6.3 and 6.4 hereof;

(iv)                              That it has been evidenced, by means of a copy certified by a Notary Public in and for Lima of the Minutes of the Shareholders Meeting of CENTENARIO, that a resolution has been adopted to approve the acquisition of the split-up equity block of DUVAZ, consisting of the Assets and the Liabilities; and

(v)                                 That it has been evidenced, by means of a copy certified by a Notary Public in and for Lima of the Minutes of the Shareholders Meeting of DUVAZ, that the shareholders have adopted a resolution to approve the transfer of the split-up equity block of DUVAZ, consisting of the Assets and the Liabilities, in favour of CENTENARIO, with the quorum and the majorities established in Article 5, Point 11.5 and Section 126 of the Business Corporations Act, having adopted the resolution with the favourable vote of the shareholders representing more than fifty percent (50%) of the voting shares.

4.4                                 The parties hereto agree that the SELLERS may demand from the PURCHASER and the PURCHASER shall pay the SELLERS, the full balance of the purchase price, considering all the terms stated in Point 4.2 as expired, in any of the following events:

(i)                                     If the PURCHASER notifies DUVAZ of its intention to exercise the option set forth in the Option Agreement regulated in the Master Agreement.

(ii)                                  If the PURCHASER exercises the option granted to it under the agreement entered into with CENTROMIN PERÚ S.A. for the exploitation of the Toromocho Project.

4.5                                 As consideration, supplementary to that established in Point 4.1, the SELLERS and the PURCHASER enter into a Royalty Agreement simultaneously with this Stock Purchase Agreement, which is pursuant to the model agreement kept on Exhibit G to the Master Agreement, wherein it is established that the PURCHASER (or any successor) shall pay the SELLERS (fifty percent [50%] for each one of the SELLERS, respectively), a royalty on the production that shall be extracted from the Assets.

FIVE: Escrow Account

5.1                                 Pursuant to the provisions of Articles Five and Six of the Master Agreement, the PURCHASER may deduct any of the following items from the price set in Article Four hereof:

(i)                                     The costs determined by the baseline study to be entrusted to DUVAZ and the PURCHASER for the adaptation of DUVAZ’s operations in the event of non fulfillment by DUVAZ of the applicable environmental instruments and the applicable environmental legislation that has been enacted or that may be enacted after the execution of the Master Agreement, including the determination of the amount required to remedy any eventual environmental impact resulting from the noncompliance with the environmental instruments that may be in force on the date the Option is exercised; and

(ii)                                  Any labour debt that has not been paid by DUVAZ, that is not listed in Exhibit F to the Master Agreement, that has been determined in the study to be entrusted to DUVAZ and the PURCHASER, and that may create for CENTENARIO the risk that an attachment may be judicially imposed on the properties listed in Exhibits A or B to the Master Agreement as a result of the failure to pay employment-related debts.

5.2                                 Without prejudice to the provisions agreed upon in Point 5.1, the PURCHASER and DUVAZ shall entrust the performance of an environmental base line study and a labour audit in relation to the matters detailed in Point 5.1 above, three (3) months prior to the expiry of the last instalment of the purchase price set in Article Four, Point 4.2, Item (v). The cost of both studies shall be borne by the PURCHASER. Such studies shall be performed by a person or legal entity selected by DUVAZ among three (3) proposals presented by the PURCHASER, who shall limit the scope of the studies pursuant to the terms and conditions of the Master Agreement and of this Stock Purchase Agreement. The selection of DUVAZ shall be made within a term of three (3) business days from the date the PURCHASER notifies DUVAZ with respect to the three (3) companies proposed. If DUVAZ fails to inform the PURCHASER of its selection within the aforementioned term, the PURCHASER is empowered to select the company that shall conduct the studies, only among the three (3) companies proposed.. DUVAZ jointly and severally with the AGENTS, assumes the obligation to provide all the information that is necessary to effect the aforementioned study.

If,under the terms hereof, the PURCHASER is bound to pay the last instalment of the purchase price set in Article Four, Point 4.2, Item (v) and, on such date, it has not yet notified its decision to exercise or not to exercise the option set forth in the Option Agreement, such instalment shall be deposited, in whole or in part, in an Escrow Account (the “Escrow Account”) to be opened by the PURCHASER to that effect in Banco de Credito del Perú or in Banco Internacional del Perú (Interbank) or in Scotiabank Perú S.A.A., or otherwise in a renowned bank entity agreed upon by both parties.

Thus, if the results of the studies as a whole determine the existence of costs or liabilities up to the amount of US$500,000 (Five Hundred Thousand US Dollars), the PURCHASER shall deposit in the Escrow Account the amount of US$666,666.67 (Six Hundred Sixty-Six Thousand Six Hundred Sixty-Six and 67/100 US Dollars), corresponding to the last instalment of the purchase price.

If, on the contrary, the results of the studies as a whole determine the existence of costs or liabilities for more than US$500,000 (Five Hundred Thousand US Dollars) the PURCHASER shall deposit in the Escrow Account the full amount of the last instalment of the purchase price.

5.3                                 Upon exercising the option set forth in the Option Agreement, the PURCHASER shall be able to make the adjustments referred to in Point 5.1 to the amount deposited in the Escrow Account. Once the price adjustments have been performed, any remaining amount shall correspond exclusively to the SELLERS.

5.4                                 The terms and conditions that shall govern the management and settlement of the Escrow Account are those contained in Exhibit E hereto. The Parties hereby agree that the Escrow Account shall be opened in any of the banking entities listed in the second paragraph of Point 5.2 hereof, before the date in which the last instalment of US$1,666,666.67 (One Million Six Hundred Sixty-Six

Thousand Six Hundred Sixty-Six and 67/100 US Dollars) established in Point 4.2 Item (v) hereof, is to be deposited. The PURCHASER shall have the right to retain the payment of this last instalment until proof is produced evidencing that the Escrow Account has been opened in any of the said banking entities.

SIX: Assets Under Joint Ownership or Subject to Rights of First Refusal

6.1                                 The PURCHASER acknowledges that (1) the concession named “Juanita” (as per the list of concessions attached to the Master Agreement as Exhibit A) is owned by SOCIEDAD MINERA JUANITA DE HUANCAYO S.R.L. and (2) the share interests of such mining company are held by DUVAZ (50%) and VOLCÁN COMPAÑIA MINERA S.A.A. (50%). In this connection, the transfer of the share interests in such mining company in favour of CENTENARIO shall be subject to a right of first refusal in favour of VOLCÁN COMPAÑIA MINERA S.A.A..

6.2                                 The PURCHASER acknowledges that (1) the concession named “Pilar” (as per the list of concessions attached to the Master Agreement as Exhibit A) is owned by Sociedad Minera Pilar de Huancayo S.R.L. and (2) the share interests of such mining company are held by DUVAZ (98%) and ARON HIRSH & SONS (2%). In this connection, the transfer of the share interests in such mining company in favour of CENTENARIO shall be subject to a right of revocation in favour of ARON HIRSH & SONS

6.3                                 The PURCHASER acknowledges that the concession named “María Celina” (as per the list of concessions attached to the Master Agreement as Exhibit A) is jointly owned by DUVAZ (33.33%), SUCESIÓN MARSANO GUTIÉRREZ (33.33%) and SUCESIÓN MARSANO CAMPODÓNICO (33.33%). In this connection, the transfer of the ideal shares in such co-owned mining concession in favour of CENTENARIO shall be subject to a right of revocation in favour of SUCESIÓN MARSANO GUTIÉRREZ and SUCESIÓN MARSANO CAMPODÓNICO.

6.4                                 The PURCHASER acknowledges that the concession named “La Demócrata” (as per the list of concessions attached to the Master Agreement as Exhibit A) is jointly owned by DUVAZ (33.33%) and SUCESIÓN MARSANO GUTIÉRREZ (66.66%). In this connection, the transfer of the ideal shares in such co-owned mining concession in favour of CENTENARIO shall be subject to a right of first refusal and revocation in favour of SUCESIÓN MARSANO GUTIÉRREZ.

6.5                                 For purposes of the transfer of the Assets detailed in Points 6.1 to 6.4 of this Article in favour of CENTENARIO, CENTENARIO and DUVAZ shall enter into the transfer agreements under the terms and conditions set forth in Exhibits Q, R and S of the Master Agreement. Prior to this, DUVAZ and the AGENTS should have made every effort to obtain the necessary authorizations to perfect the transfer of the Assets detailed in Points 6.1, 6.3 and 6.4 of this Article. In the case of the Asset detailed in Point 6.2, it shall be transferred pursuant to the provisions set forth in Sub-point 2.2.2 of the Master Agreement.

If, (A) despite their efforts, DUVAZ and the AGENTS are unable to obtain the authorizations required to formalize the transfer of the Assets indicated in Point 6.1 and/or, (B) if after the transfer of the Assets detailed in Points 6.3 and 6.4, the co-owners of DUVAZ should exercise their right of revocation, then, the PURCHASER shall be entitled to discount from the amount to be paid for the concept of Exhibit F of the Master Agreement, an amount equivalent to the value of the Assets that are not transferred to CENTENARIO, pursuant to the values that are established further on in this provision.

The discount referred to in the foregoing paragraph shall be made effective from the first payment that is to be made for the concept of Exhibit F of the Master Agreement, after receiving the notice from the AGENTS or from DUVAZ, referred to in Sub-point 2.2.2 of the Master Agreement. If the first payment is not sufficient to cover the total amount of the referred discount, it shall be made effective by deducting the amount from the following payments until the full amount of the discount has been completed.

For instance and to give an example: should it be impossible to transfer the share interests of S.M.R.L.Juanita de Huancayo, the PURCHASER shall be exempted from paying the instalments set forth in Exhibit F of the Master Agreement until the amount of the discount established for the said Asset is completed.

It is hereby understood that in the case of “La Demócrata” and “María Celina”, who are subject to a co-ownership system and, therefore, its co-owners have the right to revocation in matters of proportional transfer, it shall be considered that the discount referred to herein shall be applicable, insofar as any of the co-owners exercise their right to revocation, independent of when the demand for revocation has been notified and provided that the demand has been filed within the term for exercise of the right of revocation set forth in the Civil Code.

The parties hereby acknowledge that the eventual failure to comply by the party that exercises the right of revocation or the right of first refusal, with the obligations assumed before DUVAZ or the AGENTS, shall not give the right to any kind of claim against the PURCHASER, whose obligation shall be reduced in the amount corresponding to each Asset for which the right of first refusal or revocation would have been exercised, thereby terminating the obligation of payment of the instalments of Exhibit F of the Master Agreement, that would have been subject matter of reference, without prejudice to the provisions established in the following paragraph.

Similarly, it is understood by the parties, that the eventual failure by the party that exercises the right of revocation or the right of first refusal, to comply with the obligations assumed before DUVAZ or the AGENTS due to the exercise of the said right, and such non compliance results in:

(i)                                     Termination of the transfer agreements of the social interests and/or ideal instalments, and said resolution is registered in the filing entries of the Assets indicated in Points 6.1, 6.3 and 6.4 hereinabove; or

(ii)                                  An agreement is reached between DUVAZ and the partners or co-owners, by which the exercise of the right to first refusal or revocation with respect to the Assets indicated in Points 6.1, 6.3 and 6.4 herein above is declared null and void; the PURCHASER should purchase the Assets subject matter of the said resolution, assuming thereby the pending purchase payment, in the measure that what has been paid shall not be disbursed by DUVAZ. In such an event, the purchase payment shall be effected ascribing it to the pending payments of Exhibit F of the Master Agreement as of the date in which DUVAZ shall inform the PURCHASER of the provisions set forth in this paragraph.

For effects of price application and the eventual discount indicated in the second paragraph of Point 6.5, the value of the Assets detailed in Points 6.1 to 6.4, shall be as follows:

a)                                      In the case of concession “Juanita”, the value that the parties agree to assign to the 50% of the share interest in S.M.R.L. Juanita de Huancayo, amounts to US$3,500,000 (Three Million Five Hundred Thousand US Dollars).

b)                                     In the case of concession “Pilar”, the value that the parties agree to assign amounts to US$20,000 (Twenty Thousand US Dollars).

c)                                      In the case of the 33.33% of concession “María Celina”, the value that the parties agree to assign amounts to US$450,000 (Four Hundred and Fifty Thousand US Dollars).

d)                                     In the case of the 33.33% of concession “La Demócrata”, the value that the parties agree to assign amounts to US$190,0000 (One Hundred and Ninety Thousand US Dollars).

SEVEN: Delivery of “A” Shares

Along with the execution hereof, the SELLERS bind themselves to:

7.1                                 Execute a letter addressed to CENTENARIO (pursuant to the model letter kept as Exhibit C hereof) informing it on the transfer of the “A” Shares so that said transfer is entered in the Share Register of CENTENARIO, the share certificates issued in the name of the SELLERS are rendered null and void and the respective share certificate is issued in the name of the PURCHASER. The SELLERS shall deliver to the PURCHASER a copy of said letter together with the acknowledgment of receipt.

7.2                                 Deliver and hand over the Shares through the physical delivery of the certificates representing the Class “A” Shares issued by CENTENARIO, duly endorsed in favour of the PURCHASER.

EIGHT:   Penalty

If, for to any reason other than the termination of the Stock Purchase Agreement by the PURCHASER, the PURCHASER fails to pay any of the instalments established herein, in a timely manner and/or in full, and pursuant to the terms hereof, it shall pay the SELLERS, with no need for a demand for payment, a penalty on those amounts which were not paid on the established dates. The penalty shall be equivalent to 0.1% per day of the amount owed for the period of time between the date on which payment should have been made and the date on which the funds are actually made available to the SELLERS, without prejudice to the actions that may be taken for contractual termination.

Notwithstanding the foregoing, the PURCHASER shall be liable for and shall pay the SELLERS and/or the AGENTS as the case may be, all the additional costs, expenses and losses caused by or directly related to the delay in payment. The SELLERS shall submit to the PURCHASER the statements of accounts, specifying the items and amounts owed, the same that shall be paid within a period of five (5) business days following receipt of said notice by the PURCHASER.

NINE:   Security Interest on Class “A” Shares

9.1                                 The parties hereby establish that, as from the execution hereof, a security interest shall be automatically imposed on all the Class “A” Shares, in favour of the SELLERS, up to an amount of US$7,000,000 (Seven Million US Dollars), as security for the fulfillment of all the PURCHASER’s obligations herein, including but not limited to the payment of the price agreed in Article Five above, as well as any other obligation of the PURCHASER under the Master Agreement and the Option Agreement (the “Secured Obligations”).

It is hereby placed on record that a number of shares representing at all times 100% of the Class “A” Shares, shall be kept subject to the security interest referred to in the previous paragraph, so that, in case of an increase in capital, the security interest shall be automatically extended to all the Class “A” Shares issued by CENTENARIO, except in the cases of partial release of the security interest , as set forth in Point 9.6 of this Article.

In the event of default or or the partial, late or defective fulfillment of any of the Secured Obligations by the PURCHASER, as the case may be, the parties do hereby place on record that the Class “A” Shares shall be executed legally as provided for in the Code of Civil Procedure. In order to avoid any doubt, the parties expressly agree not to submit to the proceeding to execute the security interest regulated in Article 47 et seq. of the Securities Interests Act.

9.2                                 Pursuant to the provisions of Article 109 of the Business Corporations’ Act, the PURCHASER expressly places on record that, during the term of the security interest hereby created, the SELLERS shall exercise any and all political and economic rights over the Class “A” Shares.

If the results of any fiscal year reveal distributable profits, in accordance with the financial statements of CENTENARIO, the excess shall be distributed among the SELLERS in equal parts and applied to the payment of the following instalment or instalments of the price, as the case may be.

9.3                                 The parties undertake to carry out all the actions and comply with all the formalities required to prefect the registration of the security interest in the Registry of Security Interests as well as in the Share Register of CENTENARIO. The security interest referred to in Article 9 shall be filed with the Registry of Security Interests within thirty (30) days following the execution of this Stock Purchase Agreement. Likewise, it shall be recorded in the Share Register of CENTENARIO on the same date on which the transfer of Class “A” Shares in favour of MPC is noted.

9.4                                 The security interest shall be automatically released upon payment of the full purchase price, without prejudice to the reductions of the security interest value referred to in Point 9.5 of this Article. Similarly, the ownership and exercise of the political and economic rights corresponding to Class “A” Shares shall revert to the PURCHASER once the full purchase price has been paid.

In order to generate the consequences foreseen in the foregoing paragraph, it shall suffice that both parties execute a certificate evidencing the payment of the full purchase price. Said certificate shall be subsequently entered in the Share Register of CENTENARIO as well as in the respective filing entry of the Registry of Security Interests.

9.5                                 Without prejudice to the provisions set forth in the foregoing point, the value of the security interest shall be progressively reduced as from payment of the third instalment of the price set forth in Article Four hereof. The security interest shall be reduced as follows:

(i)                                     Upon payment of the third instalment agreed on in Article Four, Point 4.2, Item (iii), the value of the security interest shall be reduced by twenty percent (20%) and the security interest shall be released in relation to the number of Class “A” Shares representing twenty percent (20%) of Class “A” Shares.

(ii)                                  Upon payment of the fourth instalment agreed upon in Article Four, Point 4.2, Item (iv), the value of the security interest shall be reduced by an additional twenty percent (20%) and the security interest shall be released in relation to the number of Class “A” Shares representing twenty percent (20%) of Class “A” Shares.

(iii)                               Upon payment of the fifth instalment agreed upon in Article Four, Point 4.2, Item (v) and, consequently, upon payment of the full price, the full security interest on all the Class “A” Shares shall be released. To this effect, it shall be understood that the price has been paid in full when the price adjustments mentioned in Article Five and the final settlement of the Escrow Account are performed, so that any balance that may exist in such Escrow Account in favour of the SELLERS is refunded to them.

In order to generate the consequences foreseen in this Point 9.5, it shall suffice that both parties execute certificates evidencing the payment of the respective instalments of the purchase price. Said certificates shall be subsequently entered in the Share Register of CENTENARIO as well as in the respective filing entry of the Registry of Security Interests. The partial release of the security interest shall imply that the political and economic rights corresponding to such shares shall revert to the PURCHASER and may be exercised by it.

Both parties may agree to replace the security interest for any other collateral or personal guarantee to the satisfaction of the SELLERS. Nevertheless, it is expressly placed on record that this replacement may be only made with the express written consent of the SELLERS.

9.6                                 As set forth in Point 11.1 of Article Eleven hereof, the PURCHASER shall not transfer the Class “A” Shares or the Class “B” Shares, until the price referred to in Article Four has been paid in full or as long as the ten (10) year term after execution hereof is in force, whichever occurs first.

TEN:   Management of CENTENARIO

10.1                           The SELLERS commit themselves to ensure that the governance bodies of CENTENAR10 will not adopt any type of decision or resolution that may affect any of the terms and conditions of this Stock Purchase Agreement or the Master Agreement.

Without prejudice to the exercise, by the SELLERS, of the political and economic rights corresponding to the shares issued by CENTENARIO, the SELLERS may not unreasonably refuse to adopt or have the CENTENARIO corporate bodies of CENTENARIO adopt the resolutions and decisions proposed by the PURCHASER.

Nevertheless, as long as the PURCHASER does not pay the full purchase price, the SELLERS shall not be under the obligation to adopt or have the corporate bodies of CENTENARIO adopt resolutions proposed by the PURCHASER, that distort either of the covenants contained in the Master Agreement or related documents or which involve indebtedness operations on the part of CENTENARIO or acts of disposition, transfer or encumbrance on the Assets.

10.2                           The PURCHASER binds itself not to adopt any decision relating to the matters mentioned in the foregoing paragraph as long as it has not paid the price stated in Article Four hereof.

10.3                           It is hereby expressly understood that, as from the execution hereof, CENTENARIO shall adopt the resolutions that allow the PURCHASER to develop the mining exploration programs that it may consider convenient. Likewise, CENTENARIO shall provide all the facilities necessary to obtain the permissions and the requirements in general that may be necessary to develop the such mining exploration program, without prejudice to the environmental responsibility of the PURCHASER in the execution of the exploration works and in its remediation.

The parties expressly agree that only when the PURCHASER pays the full purchase price, can the PURCHASER commence mining exploitation works.

10.4                           CENTENARIO, DUVAZ, the Agents and the SELLERS shall make their best efforts and shall adopt the resolutions and decisions necessary for the execution of the administrative proceedings related to exploration permissions. The costs and expenses involved in the said proceedings shall be assumed fully by the AGENTS.

10.5                           Neither DUVAZ nor the AGENTS nor the SELLERS nor any third party acting on their behalf, may directly perform any mining exploration or exploitation in the Assets area, and the remediation of any environmental liability that may arise in the event of non-compliance with this obligation shall be the joint and several responsibility of DUVAZ and the AGENTS.

ELEVEN: Other Obligations of the PURCHASER

11.1                           Pursuant to the provisions of Article 101 of the Business Corporations’ Act, the PURCHASER binds itself not to transfer, encumber or otherwise impose a lien on the Class “A” Shares or the Class “B” Shares of the PURCHASER as long as the PURCHASER does not pay the purchase price or for a term of ten (10) years as from the execution hereof. This limitation shall become ineffective once the PURCHASER has paid the full purchase price.

11.2                           The PURCHASER must execute a letter addressed to CENTENARIO (pursuant to the model letter kept on Exhibit D of the Stock Purchase Agreement) informing it on (0 the creation and terms of the right to security interest on the Class “A” Shares, (ii) the ownership and exercise of the political and economic rights over the Class “A” Shares by the SELLERS, and (iii) the temporary prohibition to transfer, encumber or impose a lien on the Class “A” Shares and the Class “B” Shares of the PURCHASER, so that such liens and encumbrances are entered in the Share Register of CENTENARIO and in the certificates representing the Class “A” Shares and Class “B” Shares. The PURCHASER shall deliver to the SELLERS a copy of such letter along with the respective acknowledgement of receipt.

The parties hereto agree that this obligation of the PURCHASER as well as the SELLERS’ obligation to send the letter referred to in Point 7.1 of Article Seven are to be fulfilled simultaneously. In this connection, such notices shall be delivered to CENTENARIO at the same time.

TWELVE: Scopes of the Transfer

12.1                           The transfer of the Class “A” Shares comprises everything that, formally and in effect, corresponds to them, without any restrictions or limitations whatsoever, including the rights accrued in favour of the SELLERS as at the date of execution hereof, all of which are fully assigned to the PURCHASER. Consequently, the PURCHASER shall be the owner not only of the Class “A” Shares but also of the past, present and future rights derived therefrom, such as unpaid dividends, any kind of reserves, retained earnings and, in general, any profit or benefit, without any exclusions or exceptions.

12.2                           Similarly, the aforesaid transfer includes any Class “A” share not yet issued by CENTENARIO to which the SELLERS may be entitled as a result of any capital increase made prior to the execution hereof and not duly formalized.

THIRTEEN: Representations and Warranties of the SELLERS and DUVAZ

The SELLERS hereby represent and warrant to the PURCHASER that the representations and warranties contained in this Article are true, correct and fully accurate.

13.1                           The entering into and execution of this Stock Purchase Agreement by the SELLERS does not require any prior registration or notice nor any approval or authorization of third parties or any governmental, judicial or binding authority, under the provisions of any law, decree or court order.

13.2                           CENTENARIO is a corporation duly organized and existing under the laws of the Republic of Peru.

13.3                           The SELLERS represent that they have a valid, sufficient and enforceable title to the Class “A” Shares, which account for ninety percent (90%) of the shares issued, subscribed and paid-up by CENTENARIO and one hundred percent (100%) of the Class “A” shares issued by CENTENARIO, and that said Class “A” Shares are free of liens and encumbrances, except for the security interests created on the Shares by the PURCHASER in favour of the SELLERS.

13.4                           DUVAZ represents that the decision to proceed to the corporate reorganization was made with the quorum and the majority set forth in Chapter 5, Section 115 and Section 126 of the Business Corporations’ Act and that the resolution was adopted with the affirmative vote of a number of shareholders representing more than fifty (50%) of the voting shares.

FOURTEEN:   Representations and Warranties of the PURCHASER

The PURCHASER hereby represents and warrants to the SELLERS that the representations and warranties contained in this Article are true, correct and fully accurate.

14.1                           The PURCHASER is a corporation duly organized and existing under the laws of the Republic of Peru.

14.2                           The entering into and execution of this Stock Purchase Agreement is among the corporate powers of the PURCHASER, which has carried out all the legal and statutory formalities and has granted all the authorizations required to that effect.

The execution of this Stock Purchase Agreement constitutes a valid and compulsory act for the PURCHASER and compliance therewith may be enforced pursuant to its terms. The party executing this Stock Purchase Agreement on behalf of the PURCHASER is legally authorized to do so by virtue of the powers of representation vested on him and to bind the PURCHASER according to the terms thereof.

In this connection, the PURCHASER is duly qualified to enter into this Stock Purchase Agreement and to comply with each one of the commitments assumed thereunder and, consequently, all the obligations derived from this Stock Purchase Agreement and from any other agreement executed to perform it are valid, binding upon and enforceable against the PURCHASER.

14.3                           The entering into and execution of this Stock Purchase Agreement by the PURCHASER does not require any prior registration or notice nor any approval or authorization of third parties or any governmental, judicial or binding authority, under the provisions of any law, decree or court order.

14.4                           The PURCHASER has made all the payments and/or complied with all the conditions and acts necessary to formalize the assignment to it of all the Liabilities assigned to CENTENARIO.

14.5                           The PURCHASER has not carried out any act or adopted any resolution that implies in any manner whatsoever an act of assignment in favour of third parties, whether related or not, or an act of encumbrance or disposition in respect of the Liabilities, which have solely assigned to CENTENARIO as part of the agreement between the parties.

FIFTEEN:   Termination of the Stock Purchase Agreement

15.1                           The parties hereto further agree that the PURCHASER may only terminate this Stock Purchase Agreement, without stating any cause, only on the same date on which it notifies DUVAZ in writing of its decision not to exercise the option prior to the expiry of the term of sixty (60) months stipulated in the Option

Agreement, provided that the PURCHASER has paid at least the amount of US$3,000,000 (Three Million US Dollars) on account of the purchase price.

In the event that the PURCHASER fails to pay the amount specified in the foregoing paragraph, it may terminate this Stock Purchase Agreement at the time it notifies DUVAZ in writing of its decision not to exercise the option prior to the expiry of the term of sixty (60) months established in the Option Agreement, paying an amount sufficient to complete the sum of US$3,000,000 (Three Million US Dollars).

The obligation to pay the minimum amount of US$3,000,000 (Three Million US Dollars) shall not apply if, upon expiry of a period of ninety (90) days after the execution of the notarially recorded instrument originated by the Option Agreement, it was not possible to register the Option Agreement in each one of the respective filing entries of the mining rights described in Exhibit A to the Master Agreement, with the exception of (i) of the mining concession “Calabaza” found under a co-ownership system as detailed in Point 5.1 of the Option Agreement , and (ii) mining concessions “Grancero”, “Lola” and “Pobre Diablo” that are owned by the mining companies of limited responsibility detailed in Points 5.1 to 5.4 of the Option Agreement;

The obligation to pay the minimum amount of US$3,000,000 (Three Million US Dollars) shall not apply if, upon expiry of a period of ninety (90) days after the execution of the notarially recorded instrument originated by the Option Agreement, the CENTENARIO property right of on the mining concessions detailed in Exhibit B of the Master Agreement was not registered in each one of the filing entries, with the exception of (i) the mining concessions named “Juanita” and “Pilar” owned by the mining companies of limited responsibility listed in Points 6.1 and 6.2 hereof; and (ii) mining concessions named “Maria Celina” and “La DemOcrata” which are under a co-ownership system, as detailed in Points 6.3 and 6.4 hereof;

15.2                           If the Purchaser notifies DUVAZ of its decision not to exercise the option set forth in the Option Agreement and terminates the Stock Purchase Agreement, as provided for in the foregoing point, the PURCHASER shall not have anything to claim from DUVAZ nor the SELLERS nor the AGENTS with respect to the portion of the price the PURCHASER would have paid until that moment. Said amount shall be considered a penalty in favour of the SELLERS for the early termination of the Stock Purchase Agreement, without prejudice to the SELLERS’ and the AGENTS right to claim a compensation for any subsequent damage that may be caused.

Furthermore, in the case referred to in this point, the parties agree that the title to the Liabilities detailed in Exhibit B hereof, shall be automatically assigned to the SELLERS, under gratuitous title , at the time the PURCHASER notifies the SELLERS of its intention not to terminate the Stock Purchase Agreement, provided that simultaneously the PURCHASER has informed DUVAZ of it decision not to exercise the option set forth in the Option Agreement. Thus, each one of the SELLERS shall henceforth be the holder of fifty percent (50%) of the position as creditor of each one of the Liabilities.

In these cases, the PURCHASER shall not be bound to pay the unpaid balance of the obligations not yet due, listed in the Schedule of Payments kept on Exhibit F of the Master Agreement.

In the case referred to in Points 15.1 and 15.2, the Stock Purchase Agreement shall be understood to have been terminated once the PURCHASER has complied with the two conditions established in Points 8.1 and 8.2 of Article 8 of the Option Agreement, and consequently the notice of the PURCHASER expressing his decision not to exercise the Option, shall have effect.

15.3                           The parties expressly agree that this Stock Purchase Agreement may be terminated in the event of the non-fulfillment or the partial, late or defective fulfillment of any of their obligations hereunder or in the event of the nonfulfillment or the partial, late or defective fulfillment of any of their obligations under the Master Agreement or any other contract forming part of the global agreement between DUVAZ, the AGENTS and the PURCHASER, embodied in the Master Agreement.

If the party affected by the non-fulfillment or the partial, late or defective fulfillment of the obligations set out in the foregoing paragraph decides to terminate this Stock Purchase Agreement, it shall send a notarial letter to the other party requesting it to satisfy the non-fulfilled obligation or the obligation that was fulfilled in a partial, late or defective manner within a term of no less than thirty (30) days, under penalty of automatically terminating the Stock Purchase Agreement. If the obligation is not fulfilled within the stipulated term, the Stock Purchase Agreement shall be terminated as a matter of law.

15.4                           Under the assumption stated in the second paragraph of Point 15.3 above, if the term of thirty (30) days have passed without the PURCHASER satisfying the non-fulfilled obligation or the obligation that was fulfilled in a partial, late or defective manner as per the requirement of the SELLERS, then on the expiry of the said term, it shall be assumed that the PURCHASER has opted for the termination without expressing the causes referred to in Point 15.2 of this Article, and the consequences set forth in the three (3) paragraphs of the said Point shall be applied.

In addition, the PURCHASER shall comply with those obligations the non-fulfilled obligation or the obligation that was fulfilled in a partial, late or defective manner contained in the previous paragraph that resulted in the termination of the Agreement by the PURCHASER without expressing the cause, as well as those obligations that the PURCHASER had to comply up to the moment of termination.

Similarly, in this case the provision set forth in Point 15.6 of this provision shall be applicable.

15.5                           In the event that the termination occurs due to the following causes attributable to the SELLERS:

(i)                                     Non-fulfillment by the SELLERS of any of the obligations foreseen in Article Six hereof;

(ii)                                  The unjustified denial of the SELLERS to adopt or have the corporate bodies of CENTENARIO adopt the resolutions and decisions proposed by the PURCHASER, unless said resolutions distort either of the covenants contained in the Master Agreement or related contracts or involve indebtedness operations on the part of CENTENARIO or acts of disposition, transfer or encumbrance on the Assets, or generate a depreciation to the equity value of CENTENARIO. In such a case, the SELLERS shall not be under the obligation to adopt or have the corporate bodies of CENTENARIO adopt such resolutions;

(iii)                               The performance of exploration or exploitation activities in the Assets by the SELLERS or DUVAZ;

(iv)                              The falseness or inaccuracy, upon execution hereof, of any of the representations and warranties contained in Article Twelve;

(v)                                 Non fulfillment of the obligation set forth in Point 10.4 of Article One hereof.

The SELLERS, DUVAZ and the AGENTS shall jointly and severally reimburse the PURCHASER, for the total amount disbursed as at the effective date of termination for the performance of the Master Agreement and this Stock Purchase Agreement, except for the payments made to DUVAZ’s creditors in compliance with the Schedule of Payments kept on Exhibit F to the Master Agreement.

15.6                           In any case, at the time the termination of the Stock Purchase Agreement takes effect, the ownership of the Class “A” Shares shall revert to the SELLERS in a fifty percent (50%) proportion for each one, which does not imply any payment obligation for the SELLERS.

Similarly, at the time the termination of the Stock Purchase Agreement takes effect, the ownership of the Class “B” Shares of the PURCHASER shall be transferred to the SELLERS in a fifty percent (50%) proportion for each one, which does not imply any payment obligation for the SELLERS.

Likewise, at the time the termination of the Stock Purchase Agreement takes effect, the PURCHASER is under the obligation to deliver to the SELLERS or to the persons that the SELLERS may designate, copies of all the reports and certified copies of drillings issued, which are obtained as a consequence of the drillings carried out by the PURCHASER pursuant to Article 10, Point 10.3 hereof.

SIXTEEN:   Miscellaneous Provisions

16.1                           Waiver of rights

Any non-compliance or delay by one of the parties in exercising any right contemplated herein shall not be deemed a waiver of such right. No waiver of a right contemplated herein shall be considered to have been made, except in writing.

16.2                           Notices

Any and all notices, requests, demands and any other notice required by or which may be sent under this Stock Purchase Agreement shall be served in writing to the following addresses, fax number (with acknowledgment of receipt) or by registered mail, as follows:

To the PURCHASER

Attention:	Charles GRAHAM PREBLE
Address:	Av. San Borja Norte 1302, San Borja
Telephone:	Telephone: 476-7000
25-4667
Fax number:	226-5181
E-mail:	egpreble@msn.com

To Luis RODRIGUEZ MARIÁTEGUI CANNY

Attention:	Luis RODRIGUEZ MARIÁTEGUI CANNY
Address:	Calle Miguel Aljovin 530, Surco
Telephone:	447-3011
Fax number:	447-0747
E-mail:	Irmc@rmv-law.com.pe

To Jaime RODRIGUEZ MARIÁTEGUI BLUME

Attention:	Jaime RODRIGUEZ MARIÁTEGUI BLUME
Address:	Calle La Joya 175, Tambo de Monterrico, Surco
Telephone:	225-1212
Fax number:	225-1212 Ext. 26
E-mail:	jrodriquezmb@austriaduvaz.com

Any change of address or change in any data of the parties shall only take effect if it is notified in writing to the other party at least ten (10) calendar days in advance of the date the change of address should take place.

If any of the requirements set forth in the foregoing paragraph are not complied with, the change of address or change in data shall not take effect and shall not be enforceable against the parties. Under this assumption, any and all communications and notices are to be sent to the addresses, fax numbers and persons stated in this Point, considering them validly and effectively served.

16.3                           Assignment of Contract

None of the parties may assign its interest in this Stock Purchase Agreement without the prior written consent of the other party.

16.4         Headings

The headings of the Articles have been inserted for convenience only but in no case shall they affect the application or interpretation thereof, since the full text of the Article and the general purpose of this Stock Purchase Agreement shall govern.

16.5         Partial Nullity

The invalidity, nullity or voidability of any Article or section hereof shall not affect or impair the enforceability of the remaining Articles hereof. Furthermore, it is the intention of the parties to replace any invalid, ineffective or voidable term, section or Article for a valid and enforceable Article or section in terms that are as similar as possible to those of the invalid, ineffective or voidable Article or section.

Accordingly, in the event that any section or Article of the Stock Purchase Agreement is declared invalid or unenforceable by a competent court, judge, authority or arbitrator, the parties shall agree on their replacement for another valid Article, but with terms and effect that are as similar as possible to those of the original Article.

16.6         Notarial Fees

Any and all expenses arising out of the execution of the notarially recorded instrument originated by this Stock Purchase Agreement shall be borne in equal parts by the PURCHASER and the SELLERS.

SEVENTEEN:   Applicable Law and Jurisdiction

17.1         Applicable Law

This Stock Purchase Agreement shall be governed, construed and interpreted in accordance with the laws of the Republic of Peru.

17.2         Applicable Jurisdiction

The parties hereby agree that any dispute or controversy arising between the Parties in relation to the interpretation, execution, validity or efficacy of this Stock Purchase Agreement, shall be resolved by the Parties in good faith through direct negotiation.

If the parties in dispute do not arrive at an agreement within fifteen (15) calendar days, by the request of any of any of the Parties, the controversy shall be resolved by an arbitration de jure, which shall be subject to the following rules:

a)                                      The arbitration shall be conducted by an Arbitration Court made up of three (3) arbitrators.

b)                                     The arbitration proceeding shall be conducted according to Procedural Regulations of the National and International Conciliation and Arbitration Centre of the Lima Chamber of Commerce (hereinafter referred to as the “CENTER”, in the absence thereof, by the regulations determined by the arbitrators.

c)                                      Each party shall appoint one arbitrator and the two arbitrators so appointed shall appoint the third arbitrator by mutual consent, who will preside over the Arbitration Court.

If one of the parties should fail to appoint an arbitrator within a term of ten (10) calendar days as from the date in which one of the parties expressed by written notice its desire to resort to this provision and appointing its arbitrator, the Arbitration Centre shall appoint such arbitrator.

Likewise, if the two appointed arbitrators do not appoint the third arbitrator within a term of ten (10) calendar days as from the date of acceptance of the latter, the third arbitrator shall be appointed by the Arbitration Centre.

d)                                     If for any reason whatsoever, a substitute arbitrator is required to be appointed, the substitute arbitrator shall be appointed following the procedure outlined hereinabove for the appointment of the arbitrator being replaced.

e)                                      Initially, the professional fees of the arbitrators shall be paid by the parties in equal proportions. After the arbitration award is issued, the defeated party shall reimburse to the other party the professional fees, pursuant to the provisions set forth in paragraph (g) of this Article and the provisions contained in the arbitration award.

Without prejudice to the provisions set forth in the foregoing paragraph, the parties agree that if any counterclaim were filed during the arbitration process, which leads to an increase in the professional fees initially established by the arbitrators, such additional fees shall be paid exclusively by the party that files such counterclaim. If the party that filed the counterclaim does not pay the professional fees, the arbitration process shall continue its formalities as if the said counterclaim was never presented.

It is hereby established that if the party that files the counterclaim is favoured with the arbitration award, it shall have the right to the payment of the additional arbitrators fees, as set forth in paragraph (g) of this article and the provisions contained in the arbitration award.

f)                                        The expenses incurred to produce evidences shall be assumed during the formalities of the process, by the party that offers it, without prejudice to the payment right of such expenses pursuant to the provisions set forth item (g) of this Article and the provisions contained in the arbitration award.

g)                                     The arbitration expenses and costs shall be assumed by the defeated party, including the fees of the arbitrators, the legal advisors’ fees and any other costs or expenses arising from the formalities of the process. The arbitration award shall give an opinion on this factual requirement.

h)                                     The Arbitration Court shall issue a final and conclusive arbitration award within a period of ninety (90) calendar days as from its installation. The Arbitration Court may grant an extension of thirty (30) additional calendar days to issue the arbitration award.

The parties, by mutual consent, may request the Arbitration Court to grant the extension of the process as many times and for the term they deem convenient. In such cases, the arbitration court may increase the amount of its fees.

Moreover, the Arbitration Court shall be competent to accurately determine the dispute.

i)                                         The parties hereby agree that if any one of them decides to file an appeal for annulment or an objection against the arbitration award before the Judiciary, it shall previously be required to grant a letter of guarantee issued by a first rate bank in favour of the other party for an amount of US$ 1,000,000 (One Million US Dollars). Said letter of guarantee shall be granted before any appeal of this kind is filed and shall be in force for at least one (1) year. The guaranteed party shall renew the letter of guarantee in the event that the annulment proceedings have not ended within the original term of the letter of guarantee. The aforementioned letter shall be kept in the custody of a notary public in and for Lima, selected by the grantee. The notary public shall receive instructions not to hand over the letter of guarantee to the other party, unless in the case of final and favourable termination against the party that filed the appeal against the arbitration award.

The letter of guarantee shall be returned to the party that filed the appeal for the objection or appeal for annulment, only if it ends with a final decision in favour of such party. Otherwise, the letter of guarantee shall be executed in favour of the party that did not file the appeal and shall be considered by the parties as a penalty, and the said penalty shall not limit the amount of the damages, expenses or professional fees that it may owe in favour of the party that did not file the appeal.

j)                                         The arbitration proceeding shall be conducted in the city of Lima, Peru and the language that shall be used in the arbitration proceeding shall be Spanish.

Furthermore, the parties agree that should any intervention be required by a legal order issued by the regular judges and courts in the arbitration proceeding, the parties expressly submit to the jurisdiction of the judges and courts of the judicial district of El Cercado de Lima, waiving the jurisdiction of their respective domiciles, if necessary.

You are hereby requested, in your capacity as Notary Public, to include the introductory clauses of law and forward the pertinent copies to Public Records Office in and for Lima, for registration.

Executed in Lima, on October 13, 2006.

– On behalf of the Purchaser

(signed) Charles Graham Preble

(signed) H. Eric Peitz

– On behalf of the Duvaz

(signed) Jaime Rodríguez Mariátegui Proano,

(signed) Gonzalo Rodríguez Mariátegui Canny

(signed) Luis Rodríguez Mariátegui Canny

– On behalf of Luis Rodriguez Mariátegui Proano,

(signed) Luis Rodríguez Mariátegui Canny

– On behalf of Maria Josefa CANNY CASTRO

(signed) Luis Rodriguez Mariátegui Canny

– (signed) Gladys Maria Blume Mazzini

(signed) Jaime Rodríguez Mariátegui Blume

– (signed) Melissa Gabriela Patroni Dedekind

– (signed) Jaime Rodríguez Mariátegui Proaño

– (illegible signature)
Lima Bar Association Register 12009

LIST OF EXHIBITS

EXHIBIT A: Description of Assets

EXHIBIT B: Description of Liabilities

EXHIBIT C: Model Letter addressed to CENTENARIO to be executed by the SELLERS

EXHIBIT D: Model Letter addressed to CENTENARIO to be executed by the PURCHASER

EXHIBIT E: Model Escrow Agreement

EXHIBIT A TO THE STOCK PURCHASE AGREEMENT

DESCRIPTION OF ASSETS

No.	CODE	AREA	EXTENSION	HOLDER & Hec.	INTERESTS	ENTRY	CARD	REGISTRATION REGISTRATION ZONE
1 08001837Y01	ANCON	LA MAR	4.0344	DUVAZ	100% A.DUVAZ	2010437	107305	IX Lima Office
2 08001132Y01	ASIA	LA MAR	3.1606	DUVAZ	100% A.DUVAZ	2010442	107325	IX Lima Office
3 08001734Y01	CALLAO	LA MAR	1.9964	DUVAZ	100% A.DUVAZ	2006525	51325	IX Lima Office
4 08023100X01	CHABELA	LA MAR	11.7365	DUVAZ	100% A.DUVAZ	20006428	16114	VIII Sede Huancayo
5 08023104X01	CLARISA	LA MAR	4.5120	DUVAZ	100% A.DUVAZ	20006389	16073	VIII Sede Huancayo
6 08001811Y01	EL JAPON	LA MAR	2.3691	DUVAZ	100% A.DUVAZ	2010439	107313	IX Lima Office
7 08001858Y01	ELENITA	LA MAR	1.3417	DUVAZ	100% A.DUVAZ	2010438	107309	IX Lima Office
8 08001163Y01	JUANITA	LA MAR	5.6348	JUANITO DE HYO	50% A.DUVAZ, 50% VOLCAN	2006655	53389	IX Lima Office
9 08001883Y01	LA CHINA	LA MAR	1.9963	DUVAZ	100% A.DUVAZ	2010443	1073293	IX Lima Office
10 08001850Y01	LA MAR	LA MAR	1.9959	DUVAZ	100% A.DUVAZ	2010440	107317	IX Lima Office
11 8000848Y01	LA SOLEDAD	LA MAR	2.8172	DUVAZ	100% A.DUVAZ	2005992	44145	IX Lima Office
12 08022776X01	RAQUEL ELV1RA	LA MAR	3.0630	DUVAZ	100% A.DUVAZ	20005641	15254	Registral Office of Huancayo
13 08023099X01	REBECA 90	LA MAR	11.9758	DUVAZ	100% A.DUVAZ	20003250	10356	Registral Office of Huancayo
14 08001859Y01	TRANQUITA	LA MAR	2.6279	DUVAZ	100% A.DUVAZ	2010441	107321	IX Lima Office
15 08001944Y01	VICTORIA	LA MAR	1.5827	DUVAZ	100% A.DUVAZ	2006649	53331	IX Lima Office
16 08002016Y01	LA DEMÓCRATA	OESTE	1.9955	DUVAZ-MARSANO	33% A.DUVAZ, 67% A.DUVAZ	2006533	51379	Registral Office of Lima & Callao
17 08001986X01	MARIA CELINA	OESTE	5.0707	DUVAZ-MARSANO	33% A.DUVAZ, 67% A.DUVAZ	2006887	56431	Registral Office of Lima & Callao
18 08001942Y01	ADOQUIN	PILAR/CAJONCILLO	2.3893	DUVAZ	100% A.DUVAZ	2005919	43069	IX Lima Office
19 08002077X01	ALBERTO	PILAR/CAJONCILLO	1.0127	DUVAZ	100% A.DUVAZ	2006523	51317	Registral Office of Lima & Callao
20 08023101X01	CAROL PRIMERA	PILAR/CAJONCILLO	7.9837	DUVAZ	100% A.DUVAZ	20003249	10355	Registral Office of Huancayo
21 08023102X01	CAROL SEGUNDA	PILAR/CAJONCILLO	1.4895	DUVAZ	100% A.DUVAZ	20003251	10357	Registral Office of Huancayo
22 0823102AX01	CAROL SEGUNDA 2A	PILAR/CAJONCILLO	1.3847	DUVAZ	100% A.DUVAZ	20006359	16040	Registral Office of Huancayo
23 08023103X01	CAROL TERCERA	PILAR/CAJONCILLO	1.1125	DUVAZ	100% A.DUVAZ	20005839	15453	Registral Office of Huancayo
24 08000845Y01	CAROLINA	PILAR/CAJONCILLO	1.4085	DUVAZ	100% A.DUVAZ	2005530	37223	Registral Office of Lima
25 08001788Y01	EMILIA	PILAR/CAJONCILLO	1.9960	DUVAZ	100% A.DUVAZ	2006524	51321	IX Lima Office
26 08002609X01	ENREDADERA	PILAR/CAJONCILLO	(illegible)	DUVAZ	100% A.DUVAZ	2005459	35481	IX Lima Office
27 08002689X01	JOSESITA	PILAR/CAJONCILLO	1.3731	DUVAZ	100% A.DUVAZ	2006885	56419	IX Lima Office
28 08000749Y01	PILAR	PILAR/CAJONCILLO	4.1070	PILAR DE HYO	98% A.DUVAZ, 2% OTHERS	2006532	51371	Registral Office of Lima & Callao
29 08001755Y01	ROSAURA	PILAR/CAJONCILLO	1.9961	DUVAZ	100% A.DUVAZ	2006650	53337	Registral Office of Lima
30 08001007Y01	SAN JOSE	PILAR/CAJONCILLO	1.3993	DUVAZ	100% A.DUVAZ	2009047	84125
	TOTAL		94.9155

EXHIBIT B TO THE STOCK PURCHASE AGREEMENT

DESCRIPTION OF LIABILITIES

CONCEPT	US$
BANKS
WIESE	5,062,650
CREDITO	612,683
INTERBANK	2,009,822
TOTAL	7,685,155

EXHIBIT C TO THE STOCK PURCHASE AGREEMENT

Lima, [*] [*], 2006

Messrs.
MINERA CENTENARIO S.A.C.
Lima

Attention:         Mr. Juan Pedro RODRIGUEZ MARIÁTEGUI BLUME
General Manager

Dear Sir,

This is to inform the corporation that on October 13, 2006 the ownership of nine thousand nine hundred (9900) Class “A” shares representing the capital stock of Minera Centenario S.A.C. issued in the name of the persons executing this document, has been transferred in favour of Minera Perú Copper S.A.

We thus inform you of such transfer so that it may be recorded in the Share Register of the corporation, and that the share certificates issued in our name may be declared null and void and the corresponding share certificate is issued in the name of Minera Perú Copper S.A.

Yours truly,

Luis RODRIGUEZ MARIÁTEGUI CANNY

Jaime RODRIGUEZ MARIÁTEGUI BLUME

EXHIBIT D TO THE STOCK PURCHASE AGREEMENT

Lima, [*] [*], 2006

Messrs
MINERA CENTENARIO S.A.C.
Lima

Attention:         Mr. Juan Pedro RODRIGUEZ MARIÁTEGUI BLUME
General Manager

Dear Sir,

We do hereby request the corporation to record in the Share Register the charges imposed on the Nine Thousand Nine Hundred (9900) Class “A” Shares, representing the capital stock of Minera Centenario S.A.C. owned by us (the “Class A Shares”), by virtue of the Stock Purchase Agreement dated October 13, 2006 (the “Stock Purchase Agreement”) signed by Luis RODRIGUEZ MARIÁTEGUI CANNY and Jaime RODRIGUEZ MARIÁTEGUI BLUME (the Secured Creditors).

By virtue of the provisions set forth in the Stock Purchase Agreement the following liens are imposed on the Class “A” Shares:

1)                                      A security interest up to the amount of US$7,000,000 (Seven Million US Dollars) in favour of the Secured Creditors, as security for the fulfillment of all obligations assumed under the Stock Purchase Agreement. The security interest shall be governed by the provisions set forth in the Stock Purchase Agreement.

Our corporation binds itself to keep a number of shares representing at all times 100% of the Class “A” Shares issued by the corporation, subject to security interest, so that, in case of capital increase, the security interest shall be automatically extended to the number of Class “A” Shares necessary to maintain such a percentage.

2)                                      By virtue of the provisions set forth in Article 109 of the Business Corporations Act, the Secured Creditors shall exercise the political and economic rights over the Class “A” Shares subject matter of the security interest during the term of the security interest , pursuant to the provisions set forth Article 10 of the Stock Purchase Agreement.

3)                                      Similarly, pursuant to the provisions of Article 101 of the Business Corporations’ Act, our corporation, binds itself not to transfer, encumber or otherwise impose a lien on the Class “A” Shares for a term of ten (10) years, pursuant to Article 11 Point 11.1 of the Stock Purchase Agreement.

4)                                      Similarly, we request the corporation to record in the Share Register the liens imposed on the One Hundred (100) Class “B” Shares, representing the capital stock of Minera Centenario S.A.C., owned by us, being impossible to transfer, encumber or otherwise impose a lien on the said shares for a term of ten (10) years, pursuant to Article 11 Point 11.1 of the Stock Purchase Agreement.

Yours truly,

General Manager
Minera Perú Copper SA.

EXHIBIT E TO THE STOCK PURCHASE AGREEMENT

ESCROW AGREEMENT

a)                                      Jaime RODRÍGUEZ MARIÁTEGUI BLUME, identified by National Identity Card (DNI) 09389280, with principal place of business for the purposes hereof at Calle La Joya 175, Tambo de Monterrico, Surco and Luis RODRÍGUEZ MARIÁTEGUI CANNY, identified by National Identity Card (DNI) 08798881 with principal place of business for the purposes hereof at Calle Miguel Aljovin 530, Surco (hereinafter jointly referred to as the “SELLERS”);

b)                                     MINERA PERÚ COPPER S.A., identified by Tax ID Number (RUC) 20506675457, with principal place of business for the purposes hereof at Av. San Borja Norte 1302, San Borja, acting by and through Charles GRAHAM PREBLE, identified by Alien Registration Card (CE) 000084967 and H. Eric PEITZ identified by Alien Registration Card (CE) 000190392, as per powers of attorney filed on Entry 11532703 of the Registry of Companies in and for Lima and El Callao, (hereinafter “MPC”).

c)                                      [BANCO] identified by Tax ID Number (RUC) [*] with principal place of business for the purposes hereof at [*] acting by and through [*] as per powers of attorney filed on Entry [*] of the Registry of Companies in and for Lima and El Callao (hereinafter the “BANK”).

Also participating in this Escrow Agreement SOCIEDAD MINERA AUSTRIA DUVAZ S.A.C., identified by Tax ID Number (RUC) 20100102171, with principal place of business for the purposes hereof at Av. Josè’ Gâlvez Barrenechea 925, San Borja, acting by and through Jaime RODRÍGUEZ MARIÁTEGUI PROAÑO , identified by National Identity Card (DNI) 09154499, and Gonzalo RODRÍGUEZ MARIÁTEGUI CANNY, identified by National Identity Card (DNI) 09877652, as per powers of attorney filed on Entry 11392644 of the Registry of Companies in and for Lima and El Callao, (hereinafter “DUVAZ”) in order to express its agreement with all the representations and provisions setting forth obligations to be fulfilled thereby.

Likewise, participating in this Escrow Agreement are Melissa Gabriela PATRONI DEDEKIND, identified by National Identity Card (DNI) 10308801, spouse of Jaime RODRÍGUEZ MARIÁTEGUI BLUME, for the purpose of expressing her approval and consent on all and each one of the terms and conditions hereof.

ONE: Recitals

This Escrow Agreement is entered into within the framework and with the purpose referred to hereinbelow:

a)                                      By Stock Purchase Agreement entered into on [*] (hereinafter the “STOCK PURCHASE AGREEMENT”, the SELLERS transferred to MPC, nine thousand nine hundred (9900) Class “A” shares (“CLASS A SHARES”) representing 99%

of the capital stock of Minera Centenario S.A.C. (“MINERA CENTENARIO”). Said agreement was entered into as part of a global agreement between DUVAZ, MPC and the SELLERS, among others, on March 16, 2006 (the MASTER AGREEMENT”).

b)                                     Pursuant to the provisions established in the second paragraph of Point 5.2 of the Stock Purchase Agreement,  MPC and the SELLERS agreed that if MPC as per the terms and conditions of the Stock Purchase Agreement, is bound, to pay the last instalment of the purchase price set in Article Four, Point 4.2, Item (v) and, on such date, it has not yet notified its decision to exercise or not to exercise the option set forth in the Option Agreement, entered into on [*] by and between DUVAZ and MPC (hereinafter the “OPTION AGREEMENT”), then such instalment shall be deposited, in whole or in part, in the Escrow Account (as the term “Escrow” is defined in Article 3 (a) hereof) pursuant to the terms and conditions indicated in Article 5 of the Stock Purchase Agreement, and those established in this Escrow Agreement.

c)                                      This Escrow Agreement, is entered into in order to establish the conditions for the administration of the Escrow Account (as the term “escrow” is defined in Article 3 (a) hereof), the funds of which shall be used for the payment of the purchase price indicated in Article 4, Point 4.2 of the Stock Purchase Agreement, and if required, to allow the adjustments to the said price, as established in Article 5 of the Stock Purchase Agreement, as well as Articles 5 and 6 of the Master Agreement.

d)                                     This Escrow Agreement governs compliance with various obligations contained in the Master Agreement and the Stock Purchase Agreement, it being understood that any reference that is made in the different sections of this Agreement to Article 5 of the Stock Purchase Agreement or to Articles 5 and 6 of the Master Agreement shall be understood as limitative of any other obligation contained in the agreements. It is the explicit intention of the parties that this Escrow Agreement supplements the purposes that the parties are trying to achieve with the execution of the Master Agreement and the other supplementary instruments, of which this Escrow Agreement forms an integral part. In order to avoid any doubt, in the event of any dispute between the provisions established herein and those established in the Master Agreement or in the Stock Purchase Agreement, the provisions set forth in the Master Agreement shall prevail, followed by those contained in the Stock Purchase Agreement and lastly by the provisions contained herein.

2.   PURPOSE

The SELLERS and MPC hereby agree that, taking into consideration the mutual pacts and covenants established in the Master Agreement and in the Stock Purchase Agreement, the Bank shall maintain the Deposit (as the said term is defined in Article 3 (b) hereof) in custody, pursuant to and subject to the Instructions (Article 3 hereof) and the terms and conditions (Article 4 hereof).

3.   INSTRUCTIONS

a)                                      The Escrow Account

Pursuant to this Escrow Account, MPC and the SELLERS, hereby, request the BANK to open a Checking Account in US Dollars (the “ESCROW ACCOUNT”) with MPC as the holder. Nevertheless, MPC and the SELLERS hereby keep on record that the said ownership does not confer upon MPC any right to withdraw or make use of the funds deposited in the ESCROW ACCOUNT, except for the provisions set forth herein.

b)                                      The Deposit

The amount from the last instalment of the purchase price indicated in Article 4, Point 4.2, Item (v) of the Stock Purchase Agreement, that MPC shall deposit in the Escrow Account, shall be determined taking into account the following considerations:

(i)                                     If the results of the environmental base line study and labour audit referred to in the first paragraph of Article Five, Point 5.2 of the Stock Purchase Agreement, jointly determine the existence at that moment of costs or liabilities up to an amount of US$500,000 (Five Hundred Thousand US Dollars), then at the time of expiry of the last instalment of the transfer price of the Class “A” Shares, MPC shall deposit in the Escrow Account the amount of US$666,666.67 (Six Hundred Sixty-Six Thousand Six Hundred Sixty-Six and 67/100 US Dollars), corresponding to the last instalment of the purchase price of the Class “A” Shares.

(ii)                                  If the results of the environmental base line study and labour audit referred to in the first paragraph of Article Five, Point 5.2 of the Stock Purchase Agreement, jointly determine the existence at that moment of costs or liabilities up to an amount of US$500,000 (Five Hundred Thousand US Dollars) then at the time of expiry of the last instalment of the transfer price of the Class “A” Shares, MPC shall deposit in the Escrow Account the whole amount corresponding to the last instalment of the purchase price of the Class “A” Shares.

The parties expressly indicate that the amount that MPC deposits in the Escrow Account pursuant to items (i) and (ii) hereinabove and which are under the custody of the BANK pursuant to the terms and conditions established herein, shall be effected with the sole purpose of (i) paying the purchase price indicated in Article 4, Point 4.2 of the Stock Purchase Agreement; and (2) allowing the adjustments to the said price, as established in Article 5, Point 5.4 and Article Six, Point 6.1 of the Master Agreement. To that effect, nor the SELLERS nor MPC shall have the right to withdraw or use the funds deposited by MPC in the Escrow Account, except for the provisions set forth in Article 3 (e) hereof.

“DEPOSIT” shall refer to the amount that MPC deposits in the Escrow Account as indicated in items (i) and (ii) hereinabove, plus the interests generated, minus the charges, maintenance charges, commissions or other concepts that the BANK may deduct.

c)                                      Interests accrued by the Deposit

The SELLERS and MPC hereby place on record that in spite of the fact that MPC shall be the holder of the Escrow Account, the interests as well as any other amount or right that the Deposit may generate, shall be the ownership of the SELLERS. Nevertheless, the SELLERS and MPC agree that the said interests, as well as any remaining balance of the Deposit, may only be withdrawn by the SELLERS when the Escrow Account is closed by MPC and the SELLERS, pursuant to the provisions contained herein.

d)                                      Determining the existence of environmental and/or labour liabilities

The existence of environmental and/or labour liabilities (pursuant to the provisions set forth in Article 5 Point 5.4 and Article Six, Point 6.1 of the Master Agreement) in order to determine the adjustments to the purchase price of the Class “A” Shares, shall be determined on the basis of the following:

(i)                                     Within three (3) months following receipt of the notice whereby MPC informs DUVAZ of its decision to exercise the option granted in virtue of the Option Agreement, an environmental base line study and a labour audit shall be conducted pursuant to the provisions set forth in Article 5, Point 5.4 and Article Six, Point 6.1 of the Master Agreement.

In virtue hereof, MPC and the SELLERS bind themselves to instruct the companies or persons responsible for conducting the environmental base line study and the labour audit, to simultaneously forward their reports to MPC, the SELLERS and the BANK.

(ii)                                  Without prejudice to the provisions set forth in the preceding items (i), within sixty (60) days following the date of execution of the agreement for the transfer of the concessions and other assets detailed in Exhibit A of the Master Agreement (as a result of the execution of the option granted by virtue of the Option Agreement) MPC and the SELLERS commit themselves to entrust the companies or persons responsible for conducting the environmental base line study and a labour audit indicated in item (i) hereinabove, so that they may prepare a new report determining therein: (A) if the environmental and/or labour-related liabilities detailed in the environmental base line study and the labour audit referred to in the preceding paragraph, yet subsist or have been rectified by DUVAZ; and (B) if the environmental and/or labour liabilities yet subsist or have been rectified by DUVAZ shall be demanded or not from MPC. The report referred to in this paragraph shall be referred to as the “REPORT”. The cost of the Report shall be assumed in equal proportions by MPC on one hand and by the SELLERS on the other.

By virtue of this Escrow Agreement, MPC and the SELLERS bind themselves to instruct the companies or persons responsible for conducting the environmental base line study and the labour audit, to simultaneously forward their reports to MPC, the SELLERS and the BANK.

The parties do hereby place on record that the preparation and the effects of the Report, in spite of not being agreed upon initially by the parties in the Master Agreement, do not contradict the provisions contained in the said document, thereby constituting a supplementary agreement which falls within the purpose the parties are trying to achieve with the execution of the Master Agreement, and shall also allow the adjustments to be made to the purchase price of the Class “A” Shares

e)                                      Release of the Deposit

The BANK shall only allow the SELLERS or MPC to withdraw the funds that constitute the DEPOSIT, taking into account the following considerations:

(i)                                     If the results of the report determine that the environmental and/or labour liabilities still exist (and/or have not been rectified by DUVAZ) as at the date of the issue of the Report and as at such date the liabilities are demandable to MPC, then, MPC has the right to effect the adjustments to the purchase price of the Class “A” Shares, under the terms and conditions indicated in Article 5, Point 5.4 and Article Six, Point 6.1 of the Master Agreement.

In order to effect the adjustments indicated in the foregoing paragraph, within five (5) days following the date on which MPC, the SELLERS and the BANK are notified with the Report, the SELLERS and MPC shall execute a joint notice to the BANK, authorizing MPC to withdraw from the Escrow Account, the amount that constitutes the total amount of environmental and/or labour liabilities determined in the Report. Once MPC has withdrawn the said funds, the SELLERS shall have the right to withdraw any amount remaining in the Escrow Account, if any.

If the total of the amounts indicated in the preceding paragraph were greater than the Deposit amount then existing in the Escrow Account, the SELLERS and MPC shall jointly execute a notice to the BANK, within the same term indicated in the previous paragraph, authorizing MPC to withdraw the whole deposit in the Escrow Account, without prejudice to the rights in favour of MPC set forth in the Master Agreement, in order to permit MPC to collect the excess unpaid amount.

It is hereby placed on record that the BANK cannot comment on the contents of the notice forwarded in virtue of the provisions indicated in Article 3, Point (e), Item (i). The BANK is bound to allow MPC to withdraw the total amount deposited in the Escrow Account.

(ii)                                  If the results of the report determine that the environmental and/or labour liabilities do not exist (and/or have been rectified by DUVAZ) as at the date of the issue of the Report or that the liabilities that could exist as at such date are not demandable to MPC, then, the SELLERS shall have the right to withdraw the total amount deposited in the Escrow Account.

In order to withdraw the total amount deposited in the Escrow Account, within five (5) days following the date on which MPC, the SELLERS and the BANK are notified with the Report, the SELLERS and MPC shall execute a joint notice to the BANK, authorizing the SELLERS to withdraw the whole deposit.

It is hereby placed on record that the BANK cannot comment on the contents of the notice forwarded in virtue of the provisions indicated in Article 3, paragraph (e), item (i). The BANK is bound to allow the SELLERS to withdraw the total amount deposited in the Escrow Account.

(iii)                               If at the end of the term of five (5) days indicated in Items (i) or (ii), any of the parties has failed to execute the notice referred to in the preceding items, as the case may be, the other party shall be empowered to forward to the BANK the respective notice. The party that executes the said communication shall attach a document accrediting that the other party was required to execute the letter under the terms indicated in Items (i) or (ii), as the case may be. On the same date, the party addressing the notice to the BANK shall forward a copy of the notice to the other party.

Under such an assumption, in order to allow the withdrawal of the funds of the Deposit, the BANK shall:

(1)                                  Check that: (A) the five (5) day term days indicated in Items (i) or (ii) hereinabove, as the case may be, has expired; and (B) the other party was required to execute the notice jointly under the terms indicated in the items referred to hereinabove;

(2)                                  Verify that the amount requested to be withdrawn from the Escrow Account is in accordance with the Report submitted thereto by the company or persons responsible for preparing the Report, pursuant to the provisions set forth in Article 3, paragraph (d), item (ii) hereof; and,

(3)                                  Observe at all times the provisions agreed upon by MPC and the SELLERS in Article 3, item (e). In order to avoid any doubt, the SELLERS and MPC hereby places on record that:

(A)                              MPC, in no case may withdraw, from the Escrow Account, an amount greater than that indicated in the Report; and

(B)                                The SELLERS may only withdraw the total amount of the Deposit if the Report determines that (a) all existing environmental and/or labour liabilities have been rectified or that (b) the liabilities that may exist are not demandable to MPC.

Within three (3) days from the date the notice referred to in Article 3, item (e), Item (iii), has been received by the BANK, it shall notify the parties of its decision (duly accredited) to permit or not to permit the withdrawal of the amount requested from the Escrow Account, on the basis of the whereas clauses indicated in Article 3, paragraph (e), item (iii).

In the event that any one of the parties does not agree with the decision taken by the BANK, it could request that the dispute be settled by an arbitration pursuant to the provisions set forth in Article 5, paragraph (b) hereof.

f)                                        Consideration

On the date of execution of this Escrow Agreement, and after the Escrow Account has been opened by the BANK, the SELLERS and MPG shall pay the BANK, in equal parts (50% each) a consideration of US$ [*] (...[*] US Dollars), which shall be paid only once. Such commission shall include the total amount of commissions, expenses and payments which the BANK shall incur, in fulfillment of the obligations set forth herein.

4.                                      TERMS AND CONDITIONS

a)                                      The functions, responsibilities and obligations of the BANK shall be limited to those expressly indicated in this Escrow Agreement, it being understood that no function, responsibility or obligation shall be inferred or deduced as implicit. The BANK shall not be bound to comply or review any other agreement entered into by and between the SELLERS and MPC, nor any agreement of which any of the said entities forms a part, independent of whether any reference to the said agreement has been made in this Escrow Agreement.

It is hereby clearly established that in order to comply with the provisions established in Article 1 paragraph (d) hereof, and to ensure that the provisions contained in the Master Agreement prevail, followed by the provisions set forth in the Stock Purchase Agreement, and lastly the provisions contained in this Escrow Agreement, the BANK should have been informed by at least one of the parties of the contradiction and should wait for a notice executed by both parties clearly indicating the manner in which such contradiction was overcome and the instructions related thereto.

b)                                     The amounts deposited in the Escrow Account shall be for the exclusive benefit of the SELLERS and shall only be transferred as indicated herein. It is expressly established that this document does not grant, nor implicitly expresses, any right or means to any other person, either an individual or a legal entity.

c)                                      The BANK shall not be responsible for the actions adopted by MPC or the SELLERS, or those actions not adopted by them, or the losses or damages resulting from their actions, or the fulfillment or non-fulfillment of the functions corresponding to them in virtue hereof, unless there has been an imprudence, inexcusable negligence, or criminal intention by the BANK.

d)                                     If any kind of commission, expense or cost incurred by the BANK or any obligation indebted to the BANK or its legal advisor under the terms of this Escrow Agreement is not paid in a timely manner, the BANK shall not dispose of said amounts from the funds in the Deposit.

e)                                      The BANK shall not assume any responsibility for not taking up any action, or for not fulfilling its functions, obligations or responsibilities pursuant to this document, as a result of an event that constitutes an Act of God or force majeure event.

f)                                        The BANK shall deliver to the SELLERS and MPC monthly statements of accounts indicating the funds of the Deposit. Each one of the statements shall be considered correct and definitive once the SELLERS and MPC receive them, unless the BANK receives a written notice from the SELLERS or from MPG, questioning or challenging the said statements within a term of thirty (30) business days from the date of reception of the said statement of accounts.

g)                                     The BANK shall give the Deposit the same safety level that it provides to other similar funds.

h)                                     The SELLERS and MPC shall be responsible for reimbursing and compensating the BANK and maintaining it free of any damage, before and against any and all claims, losses, actions, responsibilities, costs, damages or expenses (including reasonable lawyers fees and procedural costs) (jointly referred to as the “LOSSES”) that may arise from, or may be related to, the management and execution of this Escrow Agreement. However, the parties hereby agree that none of the provisions contained herein shall result in the BANK receiving a compensation for losses caused by inexcusable negligence or a criminal intention by the bank.

i)                                         The SELLERS and MPC (jointly) may remove the BANK from the position it holds, at any time, by a written notice with thirty (30) business days in anticipation.

Within a term of fifteen (15) business days from the date in which the BANK receives the notice of removal, the SELLERS, and MPC shall elect and appoint the successor BANK. Once the successor bank is known, the BANK shall deliver to the successor bank the whole Deposit maintained as at that date, in virtue hereof. MPC and the SELLERS shall be responsible, in equal parts, for the costs, taxes and expenses arising from the transfer of funds.

After delivery of the Deposit to the successor bank, the BANK shall not have any more duties, responsibilities or obligations in virtue hereof.

j)                                         If an ambiguity or uncertainty arises with respect to this Agreement or with respect to any notice, instruction or other communication received by the BANK in virtue hereof, the BANK may, on its own criteria, refrain from taking any action, with the exception of retaining the Deposit. Without prejudice to the above, the BANK shall inform the SELLERS and MPC of such ambiguity or uncertainty.

k)                                      The interests, as well as any other amount or right generated by the Deposit shall be owned by the SELLERS, and which may only be withdrawn pursuant to the provisions set forth in Article 3 paragraph (c) hereof.

l)                                         The BANK does not have any participation in the Deposit, thereby acting only as a holder of the deposit and executing the instructions contained herein. The SELLERS and MPC (jointly and severally) shall pay the transfer taxes and other taxes related to the Deposit, in which it may incur with respect to this Escrow Agreement. This provision shall remain in force even if this Escrow Agreement is terminated or the BANK is removed.

5.                                      MISCELLANEOUS

a)                                      This Escrow Agreement shall be governed by and shall be interpreted in accordance with the laws of the Republic of Peru.

b)                                     The parties hereby agree that that they shall try to resolve any dispute or controversy arising between them in relation to the interpretation, execution, validity or efficacy hereof, in good faith and by direct negotiation.

If the parties in dispute do not arrive at an agreement within fifteen (15) calendar days, at the request of any of any of the Parties, the controversy shall be resolved by an arbitration de jure, which shall be subject to the following rules:

k)                                      The arbitration shall be conducted by one arbitrator who shall be appointed by the National and International Conciliation and Arbitration Centre of the Lima Chamber of Commerce an Arbitration Court (hereinafter referred to as the “CENTRE”).

l)                                         The arbitration proceeding shall be conducted according to Procedural Regulations of the CENTRE, and in the absence thereof, by the regulations determined by the arbitrator.

m)                                   Initially, the professional fees of the sole arbitrator shall be paid by the parties in equal proportions. After the arbitration award is issued, the defeated party shall reimburse to the other party the professional fees, pursuant to the provisions set forth in Point 5 of this Article, and those contained in the arbitration award.

Without prejudice to the provisions set forth in the preceding paragraph, the parties agree that if any counterclaim were filed during the arbitration process, which leads to an increase in the professional fees initially established by the sole arbitrator, such additional fees shall be paid exclusively by the party that files such counterclaim. If the party that filed the counterclaim does not pay the professional fees, the arbitration process shall continue its formalities as if the said counterclaim was never presented.

It is hereby established that if the party that files the counterclaim is favoured by the arbitration award, it shall also have the right to the payment of the additional fees of the sole arbitrator, pursuant to the provisions set forth in Point 5 of this Article and those contained in the arbitration award.

n)                                     The expenses incurred to produce evidences shall be assumed during the formalities of the process, by the party that offers it, without prejudice to the payment right of such expenses pursuant to the provisions set forth in Point 5 of this Article and those contained in the arbitration award.

o)                                     The arbitration expenses and costs shall be assumed by the defeated party, including the fees of the sole arbitrator, the legal advisors’ fees, and any other costs or expenses arising from the formalities of the process. The arbitration award shall give an opinion on this factual requirement.

p)                                     The Arbitration Court shall issue a final and conclusive arbitration award within a period of ninety (90) calendar days as from its installation. The Arbitration Court may grant an extension of thirty (30) additional calendar days to issue the arbitration award.

The parties, by mutual consent, may request the sole arbitrator to grant an extension of the process, as many times and for the term they deem necessary. In such cases, the arbitration court may increase the amount of its fees.

Furthermore, the sole arbitrator shall be competent to accurately determine the dispute.

q)                                     The parties hereby agree that if any of the parties decide to file an appeal for annulment or an objection against the arbitration award, it shall previously grant a letter of guarantee issued by a first class bank, to the order of the other party for an amount of US$ 100,000 (One Hundred Thousand US Dollars). Said letter of guarantee shall be granted before any appeal of this kind is filed and shall be in force for at least one (1) year. The guaranteed party shall renew the letter of guarantee in the event that the annulment proceedings have not ended within the original term of the letter of guarantee. The letter shall be kept in the custody of a notary public in and for the province of Lima, selected by the grantee. The notary public shall receive instructions not to hand over the letter of guarantee to the other party, unless in the case of final and favourable termination against the party that filed the appeal against the arbitration award.

The letter of guarantee shall be returned to the party that filed the appeal for annulment or objection, only if it ends with a final settlement in favour of the said party. To the contrary, the letter of guarantee shall be executed in favour of the party that did not file the appeal and shall be considered by the parties as a penalty, and the said penalty shall not limit the amount of the damages, expenses or professional fees that it may owe in favour of the party that did not file the appeal.

r)                                        The arbitration proceeding shall be conducted in the city of Lima, Peru and the language that shall be used in the arbitration proceeding shall be Spanish.

The parties agree that any participation, by a legal order, of the regular judges and courts in the arbitration proceeding, the parties expressly submit to the jurisdiction of the judges and courts of the Judicial District of Cercado de Lima, waiving the jurisdiction of their domiciles, if necessary.

c)                                      If otherwise provided for herein, this Escrow Agreement shall only be amended by a document entered into by all the parties and persons participating herein.

d)                                     Any non compliance or delay by a party in the exercise of any right in virtue hereof, shall not mean a waiver of such right. No waiver to a right in virtue hereof shall be considered effected, unless such waiver is stated in writing.

e)                                      The invalidity, nullity or voidability of any Article or section hereof shall not affect or impair the enforceability of the remaining Articles hereof.

f)                                        This Escrow Agreement shall be in full force until the total amount of the Deposit is transferred to the SELLERS and/or to MPC, pursuant to the provisions set forth herein, the Master Agreement and the Stock Purchase Agreement.

g)                                     The headings included herein have been inserted only to facilitate reference, and in no case shall they affect the application or interpretation thereof.

h)                                     This Escrow Agreement shall be executed in three (3) originals, each one of which when executed and granted, shall be considered an original document and all of which shall constitute one and the same agreement. The originals shall be delivered to the SELLERS, the BANK and MPC.

i)                                         The SELLERS, the BANK, or MPC may not assign, either in whole or in part, the rights or obligations that correspond under this Escrow Agreement without the prior written consent of their counterparts.

j)                                         Any and all notices, requests, demands and any other communication required by or which may be sent under this Escrow Agreement shall be served in writing to the following addresses, fax number (with acknowledgment of receipt) or by registered mail, as follows:

To the SELLERS

Attention:	[*]
Address:	[*]
Telephone:	[*]
Fax number:	[*]
E-mail:	[*]

To the BANK

Attention:	[*]
Address:	[*]
Telephone:	[*]
Fax number:	[*]
E-mail:	[*]

To MPC

Attention:              Armando ARRIETA

Charles GRAHAM PREBLE
H. Eric PEITZ Av.

Address:                San Borja Norte 1302, San Borja

Telephone:                                    476-7000
25-4667

Fax number:           226-5181

E-mail:                                                             cgpreble@msn.com
tjfperu@yahoo.com

Any change of address or change in any data of any of the parties shall only take effect if it is notified in writing to the other party at least ten (10) calendar days in advance of the date the change of address must take place.

If any of the requirements set forth in the preceding paragraph is not complied with, the change of address or change in data shall not take effect and shall not be enforceable against the parties. Under this assumption, any and all communications and notices are to be sent to the addresses, fax numbers and persons stated in this Point, considering them validly and effectively served.

k)                                      Any company that merges with and into the BANK or the surviving company resulting from a merger, or any company that enters into a merger, spin-off or consolidation agreement of which the BANK forms an integral part, or any company that succeeds the BANK in the business shall be the successor of the BANK without the parties being required to execute or register any document or undertake any additional action, except in the case the law requires a transfer or assignment instrument to make the assignment effective, despite any other provision to the contrary contained herein.

Executed in Lima, on [*][*], 2006.

– On behalf of MPC
   Charles GRAHAM PREBLE and H. Eric PEITZ

– On behalf of Duvaz
   Jaime RODRIGUEZ MARIÁTEGUI PROÑO and
   Gonzalo RODRIGUEZ MARIÁTEGUI CANNY

– (signed) Luis RODRIGUEZ MARIÁTEGUI CANNY

– (signed) Jaime RODRIGUEZ MARIÁTEGUI BLUME

– (signed) Melissa Gabriela PATRONI DEDEKIND

– On behalf of the BANK
   [*]